1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Science-Based Industrial Park,

Hsin-Chu, Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: January 18, 2012	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer

TSMC Reports Fourth Quarter EPS of NT$1.22

Hsinchu, Taiwan, R.O.C., January 18, 2012 — TSMC today announced consolidated revenue of NT$104.71 billion, net income of NT$31.58 billion, and diluted earnings per share of NT$1.22 (US$0.20 per ADR unit) for the fourth quarter ended December 31, 2011.

Year-over-year, fourth quarter revenue decreased 4.9% while both net income and diluted EPS decreased 22.5%. Compared to third quarter of 2011, fourth quarter of 2011 results represent a 1.7% decrease in revenue, and a 3.9% increase in both net income and diluted EPS. All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.

In US dollars, fourth quarter revenue decreased 5.4% from the previous quarter and decreased 4.5% year-over-year.

Gross margin for the quarter was 44.7%, operating margin was 31.4%, and net margin was 30.2%.

28-nanometer process technology accounted for 2% of total wafer revenues, 40-nanometer was 27%, and 65-nanometer accounted for 30%. These advanced technologies accounted for 59% of total wafer revenues.

“Although the outlook of the global economy remains uncertain, we expect the demand for our wafers to be stronger than seasonal for the first quarter,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “Based on our current business outlook and exchange rate assumption of 1 US dollar to 30.25 NT dollars, management expects overall performance for first quarter 2012 to be as follows”:

•	Revenue is expected to be between NT$103 billion and NT$105 billion;

•	Gross profit margin is expected to be between 42.5% and 44.5%;

•	Operating profit margin is expected to be between 28.5% and 30.5%.

TSMC further expects the capital expenditures for 2012 to be about US$6 billion.

TSMC’s 2011 fourth quarter consolidated results :

	(Unit: NT$ million, except for EPS)
	4Q11 Amount*		4Q10 Amount		YoY Inc. (Dec.) %	3Q11 Amount		QoQ Inc. (Dec.) %
Net sales	104,712		110,142		(4.9)	106,483		(1.7)
Gross profit	46,772		54,818		(14.7)	44,770		4.5
Income from operations	32,930		41,513		(20.7)	31,598		4.2
Income before tax	33,621		42,882		(21.6)	32,160		4.5
Net income	31,578		40,720		(22.5)	30,395		3.9
EPS (NT$)	1.22	**	1.57	***	(22.5)	1.17	****	3.9

*	2011 fourth quarter figures have not been approved by Board of Directors
**	Based on 25,924 million weighted average outstanding shares
***	Based on 25,921 million weighted average outstanding shares
****	Based on 25,924 million weighted average outstanding shares

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TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-926-026632 E-Mail: pdkramer@tsmc.com	Ophelia Chang Specialist PR Department Tel: 886-3-563-6688 Ext. 7125786 Mobile: 886-988-930039 E-Mail: lwchangj@tsmc.com